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SEC FILE NUMBER
8- 66040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 19, 2003 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pru Global Securities, LLC [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One New York Plaza
(No. and Street)

New York	New York	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Anthony Trapasso 212-778-7386
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — If Individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH and
AFFIRMATION

February 28, 2005

State of New York

ss:

County of New York

I, the undersigned, officer of Pru Global Securities, LLC affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Pru Global Securities, LLC for the period beginning December 19, 2003 (date of inception) and ending December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or manager has any proprietary interest in any account classified solely as that of a customer.

Anthony Trapasso

Anthony Trapasso
Chief Financial Officer

Subscribed and sworn before me;
This 28th day of February, 2005

Notary Public

SCOTT BRENDAN GALEA
Notary Public, State of New York
No. 01GA6066849
Qualified in Queens County
Commission Expires November 26, 2005
Certificate Filed in New York County

PRU GLOBAL SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2004

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Pru Global Securities, LLC

Table of Contents
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Pru Global Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pru Global Securities, LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 2 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2005

Pru Global Securities, LLC

Statement of Financial Condition
December 31, 2004 (In thousands)

Assets	
Cash and cash equivalents	$ 863
Receivable from brokers, dealers and clearing organizations	309
Total Assets	$1,172
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 95
Accrued expenses and other liabilities	8
	103
Member's Equity	1,069
Total Liabilities and Member's Equity	$1,172

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

This financial statement includes the accounts of Pru Global Securities, LLC (the "Company"), a Limited Liability Company under the laws of Delaware. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC ("PFDS"), which is a wholly owned subsidiary of Prudential Securities Group, Inc. ("PSGI"), which is an indirect wholly owned subsidiary of Prudential Financial, Inc. PFDS was a wholly owned subsidiary of Prudential Equity Group, Inc. ("PEGI") until April 1, 2004 when PEGI distributed its investment in PFDS to PSGI. The Company was formed to engage in a general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company promptly transmits all customer funds and securities to the clearing broker, which carry all accounts of such customers.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Proprietary securities transactions are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

The Company maintains its cash account with a large U.S. money center institution.

The preparation of this financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Related Parties

Under an informal Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Financial Derivatives, LLC ("PFD"), the employees of the Company provide services to both companies. The services provided by these employees are principally for the benefit of PFD. Additionally, PFD has assumed all liabilities, whether accrued or contingent, related to such employees. Because PFD has assumed all liabilities, whether accrued or contingent, related to these employees, all accrued employee compensation, other benefits and related liabilities are recorded on the books of PFD. Also under this informal agreement, the Company pays PFD for the value of certain administrative, management and marketing services provided to the Company by these employees.

In addition, up until August 2004, the Company used Wexford Clearing Services Corporation, an affiliate of Wachovia Securities Financial Holdings, LLC, which is an affiliate of the Company, as its clearing broker.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions with unrelated parties.

3. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner which for tax purposes is PSGI. PFDS is also an LLC and as such is disregarded for tax purposes. PSGI is included in the consolidated federal income tax return of Prudential Financial, Inc. PSGI also files separate state income tax returns and is included in certain consolidated state income tax returns.

(In thousands, except where noted)

Pursuant to the tax allocation agreement, income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to the parent and therefore deferred taxes are not provided.

The 2004 tax provision was settled as a contribution of capital from PSGI in accordance with the Company's tax sharing agreement.

4. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers maybe unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers, dealers and clearing organizations of $309 includes a deposit of $300 that the Company is required to maintain with its clearing broker.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2004, the Company had net capital of $1,069, which is $1,062 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

6. Commitments and Contingencies

Litigation
The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statement.